Telephone: 1-212-558-4000 Facsimile: 1-212-558-3588 WWW.SULLCROM.COM	125 Broad Street New York, New York 10004-2498 ______________________ los angeles • Palo Alto • washington, D.C. Brussels • Frankfurt • london • paris Beijing • Hong Kong • Tokyo Melbourne • Sydney

November 21, 2022

Via EDGAR

United States Securities and Exchange Commission,

Division of Corporation Finance,

Office of Real Estate & Construction,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention:	Benjamin Holt
Jeffrey Gabor

Re:	Osiris Acquisition Corp.

Preliminary Proxy Statement on Schedule 14A

Filed October 21, 2022

File No. 001-40402

Ladies and Gentlemen:

On behalf of our client, Osiris Acquisition Corp. (the “Company”), we are filing this letter in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in a letter, dated November 1, 2022, with respect to the Company’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”) filed with the Commission on October 21, 2022.

On behalf of the Company, we have set forth below the Company’s responses to the Staff’s comments. The responses and information below are based on information provided to us by the Company. To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following each comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Proxy Statement.

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Preliminary Proxy Statement on Schedule 14A filed October 21, 2022

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response:

The Company respectfully advises the Staff that its sponsor, Osiris Sponsor, LLC, is a Delaware limited liability company, which is not itself, nor is it controlled by or have substantial ties with, a non-US person.

* * *

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

We appreciate the opportunity to respond to your comments. If you have any further comments or questions, please contact me at (212) 558-1689 or at fishmanj@sullcrom.com.

Very truly yours,

/s/ Jared M. Fishman
Jared M. Fishman

cc:	Benjamin E. Black, Osiris Acquisition Corp.

Benjamin Fader-Rattner, Osiris Acquisition Corp.